UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter 2022 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--February 16, 2023--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 4Q22 results for production and volume sold.

4Q22 and FY22 Production per Metal (100% basis)

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	4Q22 (Actual)	FY22 (Actual)	2023 Guidance (1)(2)(3)

Gold (Oz.)
Orcopampa	19,031	17,749	20,164	17,535	74,478	72k - 80k
Tambomayo	13,867	14,351	13,755	12,348	54,320	35k - 40k
La Zanja	5,900	4,767	8,786	10,163	29,616	-
Coimolache	19,512	19,930	21,899	21,067	82,408	60k - 65k
El Brocal	4,350	4,457	7,085	7,467	23,359	24k - 26k

Silver (Oz.)
Uchucchacua	0	0	0	0	0	0.7M - 1.0M
Yumpag	0	0	0	0	0	1.6M - 1.8M
El Brocal	1,059,666	806,123	813,272	877,768	3,556,829	2.7M - 3.0M
Tambomayo	419,396	433,820	546,256	463,938	1,863,411	1.9M - 2.2M
Julcani	661,132	640,557	692,876	646,125	2,640,689	2.6M - 2.8M

Lead (MT)
El Brocal	2,497	1,306	1,781	1,207	6,791	7.5k - 8.3k
Uchucchacua	0	0	0	0	0	1.4k - 1.5k
Yumpag	0	0	0	0	0	0.3k - 0.4k
Tambomayo	2,509	2,823	2,639	2,320	10,290	2.9k - 3.2k

Zinc (MT)
El Brocal	8,772	4,146	6,403	4,037	23,359	23.0k - 25.0k
Uchucchacua	0	0	0	0	0	2.0k - 2.2k
Yumpag	0	0	0	0	0	-
Tambomayo	3,543	3,920	3,446	2,601	13,511	4.8k - 5.3k

Copper (MT)
El Brocal	10,159	10,537	12,108	14,548	47,352	45.0k - 50.0k
  2023 outlook projections shown above are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of February 2023.
  2023 Guidance for Uchucchacua and Yumpag is subject of permit approval to begin production.
  During the 1Q23 El Brocal will be stockpiling ore mined from the open pit. Lead and Zinc ore will be treated at the processing plant since 2Q23. The underground mine will operate continuously throughout 2023.

4Q22 and 2023 Guidance Comments

Tambomayo:

  2022 gold, silver, lead and zinc production were in line with Buenaventura’s revised 2022 guidance announced in the third quarter 2022.
  2023 Guidance: the Company expects a year on year decrease in gold production due to the planned mining sequence which entails mining narrower veins. This will result in a 20% decrease in annual throughput as well as lower gold, lead and zinc grades.

Orcopampa:

  2022 gold production was in line with Buenaventura’s revised 2022 guidance.
  2023 Guidance: gold production is expected to exceed 2022 production due to an anticipated increase in 2023 throughput.

Coimolache:

  2022 gold production was in line with Buenaventura’s revised guidance.
  2023 Guidance: the Company expects a decrease in 2023 gold production due to leach pad capacity limitations resulting from leach pad expansion permitting delays.

La Zanja:

  2022 gold production was below revised guidance due to the re-assessment of economics for the Phase V-Pampa Verde open pit. Mining at Phase V-Pampa Verde was postponed due to inflation-related OpEx increases and to enable early access for exploring the sulfides potential below the pit.
  Mining activities at the Pampa Verde pit will be paused during 2023 to focus on exploration. However, leaching will continue at La Zanja’s San Pedro pad to the extent that this remains profitable.

Julcani:

  2022 silver production was in line with revised 2022 guidance.
  2023 Guidance: 2023 silver production is expected to be consistent with that of prior years.

Yumpag:

  Yumpag project construction and permitting will continue according to schedule.
  2023 Guidance: Production is subject of permit approval, which is expected to be granted during 3Q23 and assumes initial production beginning in 4Q23.

Uchucchacua:

  Exploration and mine development at the Uchucchacua mine will continue as planned. The 2H23 target to resume ore beneficiation at Uchucchacua’s processing plant remains unchanged.
  2023 Guidance: Production will resume ramp-up during 4Q23.

El Brocal:

  2022 gold, silver and copper production exceeded Buenaventura’s revised 2022 guidance.
  2022 lead and zinc production were in line with revised guidance.
  Buenaventura has recorded a US$16.4M write-off within its 4Q 2022 results related to inventories associated with low grade polymetallic mineral stocks from its Tajo Norte open pit. This represents a one-time accounting effect and does not represent a cash outflow. This has been recorded within the company’s 4Q 2022 results as related metallurgical tests were completed from June to November 2022 and concluded that the inventory’s sulfides ore has oxidized, adversely affecting its metallurgical performance and therefore its value.
  2023 Guidance: copper, gold, zinc and lead production is expected to be in line with that of 2022 production while silver production is expected to decrease by 20%:
    The Marcapunta underground mine is progressing according to plan and is expected to reach 9,000 tpd by the end of 2023 with sustained stable copper and gold production and strong economic margins. A portion of the surplus underground mine production will be processed at El Brocal’s Plant #2 which is equipped to process copper ore but had previously focused primarily on processing polymetallic ore from the open pit.
    Silver production is expected to decrease due to reduced production from the Tajo Norte open pit as tailings dam capacity is prioritized for higher-margin ore derived from the Marcapunta underground mine. Permitting delays and a renewed mine strategy for the Tajo Norte open pit will also temporarily reduce 2023 throughput.

4Q22 and FY22 Payable Volume Sold

4Q22 and FY22 Volume Sold per Metal (100% basis)

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	4Q22 (Actual)	FY22 (Actual)

Gold (Oz.)
Orcopampa	19,307	17,719	19,814	17,514	74,354
Tambomayo	12,181	12,917	12,150	10,999	48,247
La Zanja	5,773	4,452	8,575	10,576	29,376
Coimolache	20,586	20,551	21,431	23,442	86,010
El Brocal	2,907	2,590	5,229	5,492	16,217

Silver (Oz.)
Uchucchacua	18,730	139,688	150,426	152,471	461,315
El Brocal	852,933	650,260	642,558	712,041	2,857,792
Tambomayo	351,077	376,313	468,076	402,538	1,598,004
Julcani	636,303	605,634	651,077	605,128	2,498,142

Lead (MT)
El Brocal	2,239	1,071	1,568	1,036	5,914
Uchucchacua	0	18	0	0	18
Tambomayo	2,275	2,629	2,449	2,126	9,479

Zinc (MT)
El Brocal	7,256	3,370	5,229	3,311	19,166
Uchucchacua	0	0	0	0	0
Tambomayo	2,922	3,262	2,832	2,038	11,054

Copper (MT)
El Brocal	9,697	10,311	11,431	13,772	45,211

Realized Metal Prices*

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	4Q22 (Actual)	FY22 (Actual)
Gold (Oz)	1,896	1,825	1,678	1,747	1,781
Silver (Oz)	24.10	22.71	17.33	19.62	20.89
Lead (MT)	2,363	2,180	1,713	2,037	2,082
Zinc (MT)	4,105	4,489	3,412	1,575	3,557
Copper (MT)	9,950	9,073	7,261	6,804	8,113

*Buenaventura consolidated figures.

Appendix

1. 4Q22 and FY22 Production per Metal (100% basis)

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	4Q22 (Actual)	FY22 (Actual)

Silver (Oz.)
Orcopampa	7,856	7,334	8,247	8,687	32,124
La Zanja	23,363	30,318	31,665	20,088	105,435
Coimolache	77,195	75,504	76,133	68,135	296,968

Lead (MT)
Julcani	99	124	140	167	530

2. 4Q22 and FY22 Volume Sold per Metal (100% basis)

	1Q22 (Actual)	2Q22 (Actual)	3Q22 (Actual)	4Q22 (Actual)	FY22 (Actual)

Silver (Oz.)
Orcopampa	6,928	12,411	7,715	7,461	34,516
La Zanja	21,818	29,273	34,147	24,707	109,944
Coimolache	96,634	84,859	78,028	76,077	335,598

Lead (MT)
Julcani	76	93	112	138	418

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2021 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.
(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: February 16, 2023